Filed by The Generation Essentials Group
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended

Subject Company: Black Spade Acquisition II Co
Commission File No.: 001-42258

INVESTOR DECK

Disclaimer 1 This Presentation contains proprietary and confidential information of The Generation Essentials Group (the “Company”) and Black Spade Acquisition II Co (“Black Spade II”). This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between the Company and Black Spade II and the related transactions and for no other purpose. This Presentation is being made available, subject to the following provisions, to a limited number of persons who may be interested in this transaction. It is issued for the exclusive use of the persons to whom it is addressed, with a view to assisting the recipient in deciding whether it wishes to proceed with the further investigation of the Company and Black Spade II. “Presentation” shall mean and include the slides that follow, the oral presentation of the slides or any oral statements made by members of the Company or Black Spade II or any person on their behalf, any question - and - answer session that is being conducted, copies of this document and any materials distributed at, or in connection with, this Presentation. By accepting this Presentation, participating in the meeting, or by reading the Presentation slides, you will be deemed to have (i) acknowledged and agreed to the following conditions, limitations and notifications and made the following undertakings, and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this Presentation. This Presentation does not constitute or form part of and should not be construed as an offer to sell or issue or recommendation or solicitation of an offer to buy or acquire securities of the Company, Black Spade II or their respective subsidiaries or affiliates in any jurisdiction or as an inducement to enter into investment activity, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Specifically, this Presentation does not constitute a “prospectus” within the meaning of the Securities Act. The Company and Black Spade II expressly reserve the right, at any time and in any respect, to amend or terminate this process, to terminate discussions with any or all potential investors, to accept or reject any proposals and to negotiate with, or cease negotiations with, any party regarding the transaction. This document is being given solely for your information and may not be retained by you and neither this Presentation nor any part thereof may be (i) used or relied upon by any other party or for any other purpose; (ii) copied, photocopied, duplicated or otherwise reproduced in any form or by any means; or (iii) redistributed, passed on or otherwise disseminated, to any other person without the prior written consent of the Company and Black Spade II. Although care has been taken to ensure that the information in this Presentation is accurate, and that the opinions expressed are fair and reasonable, the information is subject to change without notice, its accuracy is not guaranteed and has not been independently verified. No representation, warranty, guarantee or undertaking (express or implied) is made as to, and no reliance should be placed on, the accuracy, completeness or correctness of any information, including any estimates, targets and opinions, contained in this Presentation, and accordingly, none of the Company, Black Spade II, their directors, officers, employees, affiliates, advisors, agents or representatives assumes any responsibility or liability for, the accuracy or completeness of, or any errors or omissions in, any information or opinions contained in this Presentation. None of the Company, Black Spade II, their directors, officers, employees, affiliates, advisors, agents or representatives nor any other person accepts any liability (in negligence, or otherwise) whatsoever for any loss howsoever arising from any use of this Presentation or its contents or otherwise arising in connection therewith. The information contained in this Presentation speaks only as of the date which it is made, and replaces and supersedes, in its entirety, information of all prior versions of similar presentations. The Company and Black Spade II expressly disclaim any obligation or undertaking to supplement, amend or disseminate any updates or revisions to any information contained in this Presentation to reflect any change in events, conditions or circumstances on which any such statements are based. By preparing this Presentation, none of the Company, Black Spade II, their directors, officers, employees, affiliates, advisors, agents or representatives undertakes any obligation to provide the recipient with access to any additional information or to update this Presentation or any additional information or to correct any inaccuracies in any such information which may become apparent. No part of this Presentation, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. You acknowledge that you will be solely responsible for your own assessment of the Company and Black Spade II, and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the business of the Company and Black Spade II. This document is not financial, legal, tax or other product advice. In addition, as this Presentation only contains general, summary and selected information about the Company and Black Spade II, it may omit material information about the Company and Black Spade II and is not a complete description of the Company’s and Black Spade II’s businesses and the risks relating to them. Therefore, this Presentation should not form the basis of any investment decision to purchase or sell the Company’s or Black Spade II’s securities. This Presentation includes certain industry data and industry projections that have been obtained from third party sources, including research, surveys or studies, conducted by third parties, information provided by customers and/or industry or general publications and publicly available documents from various sources, including industry publications and surveys. Such information involves a number of assumptions and limitations, and such publicly available documents, industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance that the information is accurate or complete. None of the Company, Black Spade II, their directors, officers, employees, affiliates, advisors, agents or representatives have independently verified any of the data from third - party sources or ascertained the underlying economic assumptions relied upon therein, and the Company, Black Spade II, their directors, officers, employees, affiliates, advisors, agents or representatives make no representation as to the accuracy of, such third - party information. All industry data contained in this Presentation are based on data obtained from the sources cited and involve significant elements of subjective judgment and analysis, which may or may not be correct. The distribution of these materials in certain jurisdictions may be restricted by law and persons into whose possession these materials comes should inform themselves about and observe any such restrictions. THE INFORMATION CONTAINED IN THIS DOCUMENT MAY NOT BE FORWARDED, PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, TO ANY OTHER PERSON (WHETHER WITHIN OR OUTSIDE YOUR ORGANIZATION/FIRM) FOR ANY PURPOSE AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. ANY FORWARDING, PUBLICATION, DISTRIBUTION OR REPRODUCTION OF THIS DOCUMENT IN WHOLE OR IN PART IS UNAUTHORIZED.

Disclaimer (cont’d) 2 Forward - Looking Statements This document contains certain forward - looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between the Company and Black Spade II, including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, the Company or Black Spade II’s expectations concerning the outlook for the Company’s business, productivity, plans and goals for product launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the Company. These forward - looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward - looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company and Black Spade II, and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward - looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed within the prescribed time frame, which may adversely affect the price of Black Spade II’s securities, (ii) the risk that the securities held by Black Spade II’s securityholders after the proposed transaction may experience a material price decline after the proposed transaction, (iii) the risk that Black Spade II and the Company will incur significant transaction and transition costs in connection with the proposed transaction, (iv) the risk that investors of the Company may not receive the same benefits as an investor in an underwritten public offering (v) the risk that the Company’s actual financial position and results of operations following the completion of the business combination may differ materially from the unaudited pro forma condensed combined financial data included in Black Spade II’s proxy statement/prospectus, (vi) the risk that Black Spade II will be deemed an investment company for the purposes of the Investment Company Act, (vii) the risk that securities of companies formed through Special Purpose Acquisition Company (“SPAC”) mergers such as Black Spade II may experience a material decline in price relative to the share price of the SPAC prior to the merger, (vii) the risk that Black Spade II’s sponsor and Black Spade II’s executive officers and directors have potential conflicts of interest in recommending that shareholders vote in favor of approval of the proposed transaction, (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed business combination; (ix) the outcome of any legal proceedings that may be instituted against Black Spade II, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (x) the amount of redemption requests made by Black Spade II public shareholders and the inability to complete the business combination due to the failure to obtain approval of the shareholders of Black Spade II, to obtain financing to complete the business combination or to satisfy other conditions to closing; (xi) the ability to meet stock exchange listing standards following the consummation of the business combination; (xii) risks associated with changes in laws or regulations applicable to the Company’s diverse business lines and the Company’s international operations; (xiii) the Company’s ability to compete in all of its business segments and to anticipate trends and respond to changing customer preferences for fashion, arts and entertainment content and for lodging; (xiv) negative perceptions or publicity of the brands of the Company; and (xv) risks relating to the Company’s use of and rights to intellectual property. The foregoing list of factors is not exhaustive. Forward - looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F - 4 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), Black Spade II’s Annual Report on Form 10 - K for the year ended December 31, 2024 and other documents filed by the Company and/or Black Spade II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. Forward - looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward - looking statements, and all forward - looking statements in this document are qualified by these cautionary statements. The Company and Black Spade II assume no obligation and do not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Black Spade II gives any assurance that either the Company or Black Spade II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Black Spade II or any other person that the events or circumstances described in such statement are material. Industry and Market Data In this presentation, the Company and Black Spade II rely on and refer to certain information, estimates and statistics obtained from third - party sources. No third party can guarantee the accuracy of such information. You are cautioned not to give undue weight to such estimates. Neither the Company nor Black Spade II has independently verified the accuracy or completeness of any such third - party information, which involves elements of subjective judgment and analysis that may or may not prove to be accurate. None of the Company or Black Spade II, their respective affiliates, or any third parties that provide information to the Company or Black Spade II or their respective affiliates, such as market research firms, guarantee the accuracy, completeness, timeliness, or availability of any information. None of the Company or Black Spade II, their respective affiliates, or any third parties that provide information to the Company and Black Spade II and their respective affiliates, such as market research firms, are responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content. The Company and Black Spade II may have supplemented such information where necessary, taking into account publicly available information about other industry participants and the Company’s management’s best view as to information that is not publicly available. Additional Information and Where to Find It This document relates to a proposed transaction between Black Spade II and the Company. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The registration statement has been declared effective by the SEC, and the definitive proxy statement has been sent to all Black Spade II shareholders as of May 5, 2025 for voting on the proposed transaction. Black Spade II may also file other documents regarding the proposed transaction with the SEC. This document does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Black Spade II are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Participants in Solicitation Black Spade II and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Black Spade II’s shareholders in connection with the proposed transaction. Information about Black Spade II’s directors and executive officers and their ownership of Black Spade II’s securities is set forth in Black Spade II’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph. No Offer or Solicitation This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

We are creating an integrated global media and entertainment group poised for strong growth through operating synergies, other organic opportunities and M&A EXECUTIVE SUMMARY MANAGEMENT LINE - UP TGE OVERVIEW ENTERTAINMENT MEDIA HOSPITALITY EQUITY INVESTMENTS METRICS & TRANSACTION SUMMARY TRANSACTION OVERVIEW FINANCIAL HIGHLIGHTS VALUATION SUMMARY

TGE, A GLOBAL MEDIA AND ENTERTAINMENT ECOSYSTEM Ou r businesses include: 2024 Revenue $77.0mn (1) Revenue Increase from 2023 81% 2024 Net Income $44.7mn (1) 1 ENTERTAINMENT • Successfully produced and distributed 5 blockbuster movies • Line - up includes box office hits and critically acclaimed films 31.3% Revenue Increase from 2023 $18.9mn (1) 2024 Entertainment & Media Revenue 2 MEDIA • Century old global fashion magazine – L’OFFICIEL • Top - tier art publication – The Art Newspaper • Growing global audience across print and digital media 4 INVESTMENT • Holding shares of 2 leading Chinese regional banks with stable dividend income $35.0mn (1) 2024 Investment Dividend Income and Gains N/A 3 HOSPITALITY • 2 hotels located in central areas of Hong Kong and Singapore Profit Margin net Cost of Hotel Operation in 2024 $23.1mn (1) 2024 Hospitality Revenue 63.2% (2) 3 Source: 1. 2. Form F - 4, dated April 2025, p. 57. Form F - 4, dated April 2025, p. 214.

PREMIER MANAGEMENT TEAM

THE GENERATION ESSENTIALS

SENIOR MANAGEMENT



Xavier Zee
CFO, AMTD Group and AMTD IDEA
Member of Group Senior Management

- 25+ years of experience in business advisory, and capital market services in Mainland China and Hong Kong
- Member of Hong Kong Institute of Certified Public Accountants and American Institute of Certified Public Accountants degree in Business Administration, The Chinese University of Hong Kong

Experience

pwc, AMTD 尚乘



Giampietro Baudo
CEO, TGE
Global Editor-in-Chief, L'Officiel

- 25+ years of experience in the media, fashion and luxury industries
- Global Editor-in-Chief, L'OFFICIEL
- Part of the Jury/Committee for The Council of Fashion Designers of America, British Fashion Council, Camera Nazionale della Moda Italiana, and International Talent Support

Experience

L'OFFICIEL, Esquire, VOGUE



Anthony Cenname
Chief Revenue Officer, TGE
Chief Revenue Officer, L'Officiel

- 20+ years of experience in the media and fashion industries
- Named Publisher of the Year by The Daily Front Row in 2016
- Extensive experience in the publishing space covering lifestyle, luxury

Experience

THE WALL STREET JOURNAL WSJ, AMERICAN EXPRESS, CONDÉ NAST



Julia Michalska
Global Editor-in-Chief, The Art Newspaper

- 15+ years of experience in the media and art industries, including editorial leadership roles at The Art Newspaper and Ivory Press
- M. St. History of Art, University of Oxford

Experience

THE ART NEWSPAPER, ART + BOOKS ivorypress



Benjamin Sutton
Editor-in-Chief, Americas, The Art Newspaper

- 19+ years of experience in the media and art industries, holding senior positions in major global publications
- Masters of Arts in Media Studies, The New School, New York

Experience

ARTSY, artnet®, BROOKLYN MAGAZINE



Juliette Ottley
Global Head of Sales, TGE
Global Head of Sales, The Art Newspaper

- 20+ years of sales experience across luxury travel and lifestyle categories
- Former Associate Publisher, Advertising Director, and Commerical Director, Condé Nast Publicatons
- Former Group Advertising Manager, Cosmopolitan, Cosmo Hair & Beauty

Experience

THE ART NEWSPAPER, CONDÉ NAST, COSMOPOLITAN

4

THE GENERATION ESSENTIALS

BOARD MEMBERS



Dr. Feridun Hamdullahpur

Independent Chairman

- 35 years of experience in research and higher education
- Named a Member of the Order of Canada in 2022
- Awarded Knight of the Order of Palmes Academiques by the Republic of France in 2019
- Current Chancellor of the International Business University
- Former President, Vice-President Academic and Provost at the University of Waterloo
- Named a Fellow of the Canadian Academy of Engineering in 2014
- Awarded the Queen Elizabeth II Diamond Jubilee Medal in 2013
- Ph.D. in Chemical Engineering, the Technical University of Nova Scotia

Experience

AMTD 尚乘 | Conseil de Gouvernance Numérique / Digital Governance Council | University of Waterloo | IBU International Business University



Joanne Shoveller

Co-Chairlady

- 30+ years of experience in higher education
- Former Director of MBA Program Services, Director of Alumni and Corporate Development, and Director of Asian Development, Ivey Business School at Western University
- Former Vice President of Advancement at the University of Waterloo
- Former President and Vice Chancellor of the International Business University
- MBA, Ivey Business School at Western University

Experience

AMTD Digital | INSEAD The Business School for the World | IBU International Business University



Samuel Chau

Chief Financial Officer, TGE

- 18+ years of experience in financial advisory and capital market services covering retail, hospitality and technology, media, and telecommunications clients in China and Hong Kong
- A Chartered Accountant of The Institute of Chartered Accountants in England and Wales
- Bachelor of Business Administration (Accounting & Finance), The University of Hong Kong

Experience

AMTD 尚乘 | Deloitte.



Dr. Calvin Choi

Director, TGE

Founder, AMTD IDEA and AMTD Digital

- 20+ years of experience in the financial, art and fashion media industry
- 2023 Knight - Order of Arts and Letters by Ministère de la Culture France
- 2021 Asia's Most Influential by Tatler
- 2019 – 2021 Asia FinTech Leader, Singapore Fintech Leader, and Top 10 FinTech Leader by the Singapore Fintech Association
- Doctor of Laws honoris causa, the University of Waterloo

Experience

AMTD 尚乘 | The Art Newspaper | L'OFFICIEL

5

THE GENERATION ESSENTIALS

BLACK SPADE ACQUISITION II SENIOR MANAGEMENT

Asia's Premier Sponsor with a Proven Track Record & Differentiated Strategy



Dennis Tam

Executive Chairman & Co-CEO
Black Spade Acquisition II

- 30+ years of experience in finance and M&A
- Executive Chairman & Co-CEO of BSAQ; led $23bn merger with VinFast in 2023
- Recognized as "Asia's Best CFO (Investor Relations)" four times by Corporate Governance Asia
- Holds Master's in Accounting from Monash University

Experience

BLACK SPADE CAPITAL · MELCO



Kester NG

Director, Co-CEO & CFO
Black Spade Acquisition II

- 25+ years experience in PE & capital markets
- Co-CEO of BSAQ; led $23bn merger with VinFast in 2023
- Led the $22bn IPO of Agricultural Bank of China—world's largest IPO in 2010
- Bachelor's in Medical Sciences from the University of Nottingham Medical School

Experience

J.P.Morgan · GRE · Merrill Lynch Bank of America Corporation · Goldman Sachs



Richard Taylor

Director, Co-CEO & COO
Black Spade Acquisition II

- 30+ years in investment banking across Asia and U.K, served as senior leader at CLSA
- Advisory committee member of BSAQ during $23bn VinFast merger
- Led major IPOs across Asia (Xiaomi, Prada, L'Occitane, and Singapore Telecom)
- Holds BA and MA degrees from Oxford University

Experience

CLSA · GRE · Daiwa Securities Group Inc.



Russel Galbut

Director
Black Spade Acquisition II

- Independent Director of BSAQ; board member during $23bn VinFast merger
- Former Chairman of the Board of Norwegian Cruise Line Holdings
- Received bachelor's degree in Hotel/Motel Administration & Management from Cornell University and Juris Doctorate of Law from the University of Miami, School of Law

Experience

NCL NORWEGIAN CRUISE LINE · CRESCENT HEIGHTS



Robert Moore

Director
Black Spade Acquisition II

- Independent Director of BSAQ since 2024; board member during $23bn VinFast merger
- CEO & CFO of Sentinels Corporation, a leading global e-sports organization
- Former Vice Chairman and President of Paramount Pictures (2005–2016)
- Holds a Bachelor's in Accounting, Magna Cum Laude, from Pepperdine University

Experience

The Walt Disney Studios · Paramount Pictures



Patsy Chan

Director
Black Spade Acquisition II

- Independent Director of BSAQ; board member on $23bn VinFast merger
- CEO of North East Asia at Richemont, overseeing Cartier, Piaget, and Montblanc operations in HK, Macau & Taiwan
- Holds a Bachelor's in Commerce (Accounting) from UNSW

Experience

RICHEMONT · MARSH & McLENNAN COMPANIES



Sammy Hsieh

Director
Black Spade Acquisition II

- Independent Director of BSAQ since 2024; served on board for $23bn VinFast merger
- Co-founder and Director of iClick Interactive (NASDAQ: ICLK)
- Former APAC GM at Efficient Frontier (acquired by Adobe); earlier Director of Search Marketing for Yahoo Hong Kong
- Holds a Bachelor's in Economics from UCLA

Experience

iCLICK INTERACTIVE · Efficient Frontier

6

BUSINESS SEGMENTS

Entertainment Media Hospitality Investments 1. 2. As of Jan 20, 2025, the new movie “The Last Dance” have been released publicly for 73 days, with box office still growing. TGE or its affiliated companies serve as Production or Co - production company of the above movies DEMONSTRATED CAPABILITY OF CAPTURING OPPORTUNITIES BY COLLABORATING WITH LEADING PARTNERS Strong Production Pipeline Proven Blockbuster Track Record (2) High potential of synergies with our fashion and art sectors, such as IP cross - over, marketing, and celebrity collaborations D E C E M B E R 2 4 , 2 0 2 0 SHOCK WAVE 2 S E P T E M B E R 2 9 , 2 0 2 3 MOSCOW MISSION J U L Y 6 , 2 0 2 3 THE WHITE STORM 3 : HEAVEN OR HELL D E C E M B E R 3 0 , 2 0 2 3 THE GOLDFINGER N O V E M B E R 9 , 2 0 2 4 THE LAST DANCE Collaboration With Industry Leaders >$400mn Accumulated Box Office for the 5 movies released (1) 7

THE GENERATION ESSENTIALS

Entertainment | **Media** | Hospitality | Investments

GLOBAL FOOTPRINT ACROSS STORIED LUXURY PUBLICATIONS

28 Countries / Territories | **~50** Editions | **4** Series


L'OFFICIEL
THE PRECIOUS ISSUE
JULIANNE MOORE

L'OFFICIEL
Women's Edition


L'OFFICIEL ART
The Only One
DOJA CAT

L'OFFICIEL ART
Art Focused Issue


L'OFFICIEL HOMMES
ZAYN MALIK
THE FASHION ISSUE

L'OFFICIEL HOMMES
Men's Edition


LA REVUE DES MONTRES
H. MOSER & CIE.
ENDEAVOUR CONCEPT MINUTE REPEATER TOURBILLON
SHH EDITION

LA REVUE DES MONTRES
Luxury Watch Review

THE ART NEWSPAPER: A DEDICATED, GLOBAL AUDIENCE ACROSS MEDIA PLATFORMS

23k Monthly Circulation (Print & Digital)

~60k[1] Total Newsletter Subscribers

6.4mn 2023 Total Web Users


THE ART NEWSPAPER
The rising tide of censorship
The Week in Art
A brush with...
ART OF LUXURY
2024

11.0mn 2023 Total Page Views

1.3mn 2023 Total Podcast Downloads

1.4mn Social Media Followers

SOCIAL MEDIA PRESENCE

Sources: circulation (internal audit); newsletters (Mailchimp account); web statistics (parse.ly account); podcasts (Acast account); social media (individual accounts—public information)
1. As of November 24, 2024
2. The Art Newspaper was consolidated into TGE since September 2023

8

THE GENERATION ESSENTIALS

Entertainment | **Media** | Hospitality | Investments

DIVERSIFIED AND GROWING REVENUE STREAMS

1 SUBSCRIPTION	2 ADVERTISING	3 FRANCHISE	4 CROSS-SELLING	5 EVENTS AND EXHIBITIONS (potential source)	6 IP EXTENSION (potential source)
Direct sales of print publications in bookstores, newsstands, airports, and other locations — Online subscription of digital publications — More regional editions are in the pipeline	Regular ad revenue — Programmatic ads — More advertising revenue from stronger brand power and cross-selling	L'Officiel's US, Italy, France, Hong Kong, Singapore, Malaysia, Philippines, and Japan editions and The Art Newspaper's US, UK and France editions are adopting direct ownership model Other regional editions are operated under franchising model charged for franchise fees — Continuous, stable revenue	Cross-selling to customers of sister companies within TGE. (e.g. package sale of L'Officiel and The Art Newspaper publications) — Distributing publications via the ecosystem TGE (e.g. in all guest rooms of TGE's hotels or selling to hotels or F&Bs of TGE's stakeholders)	Host themed events, exhibitions, at partners' requests	Subscription fee of L'OFFICIEL Archive — Cross-over products partnering with partners / brands/ or other business lines of TGE (L'OFFICIEL coffee shops, desserts, hotels)

$18.9mn[(1)] 2024 Revenue

$14.4mn[(1)] 2023 Revenue

62%[(2)] 2024 Profit Margin net Cost of Production

~25% of Total Revenue in 2024

Source:
1. Form F-4, dated April 2025, p. 57.
2. Form F-4, dated April 2025, p. 214

9

Located in the heart of Singapore's Central Business District, Dao by Dorsett AMTD Singapore features high quality serviced apartment units with excellent connectivity. 2024 Total Revenue (2) $23.1mn (2) 2023 Total Revenue (2) $5.4mn (2) 3.3x Total Growth 30.0% % of Total Revenue in 2024 Source: 1. Form F - 4, dated April 2025, p. 196. 2. Form F - 4, dated April 2025, p. 57. Dao by Dorsett AMTD Singapore was consolidated into TGE since April 2024 Entertainment Media Hospitality Investments LIFESTYLE & HOSPITALITY CONCEPTS (1) iclub AMTD Sheung Wan Hotel is a contemporary select - service hotel centrally located amidst Hong Kong’s famed Sheung Wan district, a prime center for business and entertainment. 10 Storeys 32 98 Guestrooms & Suites (162 Total room bays) Total Gross Floor Area 5,236m 2 92% 2023 Average Occupancy Rate 90% 2024 1H Average Occupancy Rate Storeys 26 268 Studio, 1, and 2 Bedroom Options Total Gross Floor Area 25,054m 2 78% 2023 Average Occupancy Rate 78% 2024 Average Occupancy Rate

STABLE DIVIDEND INCOME FROM LEADING CHINESE REGIONAL BANKS $184mn (2) total market value of the portfolio owned by TGE (3) $8.7mn (4) Dividend income of TGE in FY 2024 1. 2. 3. Based on stock price on January 20, 2025 USD/HKD conversion rate of 7.7821 as January 20, 2025 Comprised of equity stakes in Guangzhou Rural Commercial Bank, Bank of Qingdao, and AMTD Digital ADR Entertainment Media Hospitality Investments 02 GUANGZHOU RURAL COMMERCIAL BANK CO., LTD (1551.HK) - Top 3 rural commercial bank in China - Hong Kong Stock Exchange Listed - Total assets: US$186 billion (as of December 31, 2024) - Capital Adequacy Ratio: 14.52 (on December 31, 2024) - Market Cap: US$2.92 billion (1) 01 BANK OF QINGDAO CO., LTD (3866.HK; 002948.SZ) - The largest regional bank in Shandong Province, China - Hong Kong and Shenzhen Dually Listed - Total assets: US$94 billion (as of December 31, 2024) - Capital Adequacy Ratio: 13.80 (on December 31, 2024) - Market Cap: US$2.86 billion (1) 11 4. Form F - 4, dated April 2025, p. 156

METRICS & TRANSACTION SUMMARY

FINANCIAL HIGHLIGHTS China (including Hong Kong) Europe Americas 2022 $7.7mn Europe Americas Southeast Asia 2023 $14.4mn China (including Hong Kong) Europe Americas Southeast Asia 2024 $18.9mn Media & Entertainment Revenue by Geography (1) Hong Kong 2022 $3.2mn Hong Kong 2023 $5.4mn Hong Kong Singapore 2024 $23.1mn Hospitality Revenue by Geography (1) 7.7 14.4 18.9 3.2 5.4 23.1 20.4 22.7 35.0 0 20 40 60 2022 Revenue 2022 Net Income 2023 Revenue 2023 Net Income 2024 Revenue 2024 Net Income $31.3 $42.5 $77.0 Consolidated Revenues Revenue by Business Segment (1) (USD mns) 80 Source: 1. Form F - 4, dated April 2025, p. F - 24. = Other Sources = Hospitality = Media & Entertainment BUSINESS SEGMENT 12 $23.1 $17.2 $44.7

VALUATION SUMMARY Sum - of - the - parts methodology with three unique segments: 1. Media & Entertainment Focused on an analysis of competitors in the media and publishing space 2. Premium Hospitality & Properties Third - party valuation reports previously third - party valuation reports previously commissioned by TGE, which used a discounted cash flow analysis for the two premium hotels while also assessing the market value of the two residential real estate assets 3. Long - term Equity Investments Considering the current market value of shares outstanding, with adjustments for market dynamics, as appropriate $70mn $573mn $272mn $914mn * EV (1) Media & Entertainment Premium Hospitality & Long - Term Equity Investments ENTERTAINMENT MEDIA HOSPITALITY INVESTMENT CULTURAL PROJECT Valuation Methodology Multiples based on key comps for the Media & Entertainment business and fair value of movie income rights Valuation reports commissioned by TGE to determine value of the Hospitality Assets and Properties Valued based on the market value of the listed securities and adjusted for market dynamics *Total may not add up due to rounding 1. Discloses fully distributed value Properties “TGE” – Commissioned Valuation Report 13

THE GENERATION ESSENTIALS

TRANSACTION OVERVIEW

The Generation Essentials Group ("TGE") has entered into a definitive business combination agreement to combine with Black Spade Acquisition II Co ("BSII")

- TGE expects to be listed on the NASDAQ, NYSE, or NYSE American following successful transaction close
- BSII intends to acquire TGE at an equity value of $488mn, representing transaction enterprise value of $892mn(1) not including additional cash in trust
- Participating AMTD entities including the controlling shareholder of TGE have entered into a 3-year Lock-up Agreement
- TGE will make a cash payment equal to $1.25 multiplied by the number of BSII Class A ordinary shares, representing an entry enterprise value of $824mn and material effective discount for eligible non-redeeming public shareholders(2)
- EGM is set for May 30th, with the transaction expected to close shortly thereafter

Illustrative Pro Forma Ownership(3)

All existing TGE shareholders including AMTD Entities will own 72% and up to 92% of the combined company

No Redemption


BSII Shareholders 22%
BSII Sponsor 6%
TGE Shareholders 72%
Total Shares
67,925,000

Maximum Redemption


BSII Shareholders 1%
BSII Sponsor 7%
TGE Shareholders 92%
Total Shares
53,115,286

Illustrative Sources & Uses

Cash Sources:		
BSII Cash In Trust(4)	153.0	23.9%
TGE Equity Consideration	488.0	76.1%
Total	$641.0	100.0%
Cash Uses:		
Cash to TGE(5)	124.0	19.3%
Cash Payments to eligible Non-redeeming BSII Shareholders	19.1	3.0%
TGE Rollover Equity	488.0	76.1%
Transaction Expenses(6)	9.9	1.5%
Total	$641.0	100.0%

1. Form F-4, dated April 2025, p. 156
2. Assumes no redemptions (i.e. $1.25/share payout on BSII non-redeemed shares) and holding of shares for 60 days post-closing
3. Pro Forma Ownership on a non-fully diluted basis at $10.00 per share and not inclusive of earnout to TGE shareholders or payments made to non-redeeming BSII shareholders
4. BSII Cash in Trust assumes no redemptions by BSII Shareholders and excludes any interest generated or withdrawn from BSII trust
5. Cash to TGE assumes $153.0M BSII Cash in Trust less Transaction Expenses and cash payments to eligible Non-redeeming BSII Shareholders
6. Transaction Expenses inclusive of up to approximately $4.3M in deferred underwriting commissions and $5.6M in bonus payout to BSII Sponsor

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Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between Black Spade Acquisition II Co (“Black Spade II) and The Generation Essentials Group (“TGE”), including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, Black Spade IIs or TGE’s expectations concerning the outlook for TGE’s business, productivity, plans and goals for product launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to Black Spade II and TGE, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this document, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed business combination (“Business Combination”); (2) the outcome of any legal proceedings that may be instituted against Black Spade II, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Black Spade II public shareholders and the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Black Spade II, to obtain financing to complete the Business Combination or to satisfy other conditions to closing and; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of TGE as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination; (8) costs related to the Business Combination; (9) risks associated with changes in laws or regulations applicable to TGE’s diverse business lines and TGE’s international operations; (10) TGE’s ability to compete in all of its business segments and to anticipate trends and respond to changing customer preferences for fashion, arts and entertainment content and for lodging; (11) the possibility that TGE or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (12) TGE’s ability to anticipate trends and respond to changing customer preferences for fashion, arts and entertainment content and for lodging; (13) negative perceptions or publicity of the brands of TGE; and (14) risks relating to TGE’s use of and rights to intellectual property. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of TGE’s registration statement on Form F-4 filed by TGE with the U.S. Securities and Exchange Commission (the “SEC”), Black Spade II’s Annual Report on Form 10-K for the year ended December 31, 2024 and other documents filed by TGE and/or Black Spade II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. TGE and Black Spade II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither TGE nor Black Spade II gives any assurance that either TGE or Black Spade II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by TGE or Black Spade II or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to a proposed transaction between Black Spade II and TGE. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. TGE has filed a registration statement on Form F-4 that includes a proxy statement of Black Spade II and certain prospectuses of TGE with the SEC, which was declared effective on May 9, 2025. The definitive proxy statement/prospectus have been sent to all Black Spade II shareholders as of May 5, 2025. This document does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Black Spade II are urged to read the registration statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Black Spade II and TGE and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Black Spade II’s shareholders in connection with the proposed transaction. Information about Black Spade II’s directors and executive officers and their ownership of Black Spade II’s securities is set forth in Black Spade II’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.